FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2003.

Total number of pages:6.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

1. [Nomura Holdings, Inc. Announces Stock Repurchase Program]	4

2. [Notice of Shareholders’ Meeting Date and Proposed Dividend]	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Director

Date:	April 30, 2003

Tokyo - 30 April 2003

Nomura Holdings, Inc. Announces Stock Repurchase Program

(Pursuant to Article 210 of the Commercial Code of Japan)

Nomura Holdings, Inc. (NHI) hereby serves notice that at a meeting held today, the Board of Directors approved a resolution to submit a proposal of a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan at the 99th Annual General Meeting of Shareholders to be held on June 26, 2003, with details as follows:

1.	Rationale

The stock repurchase program will enable the board of NHI to adopt timely and flexible financial strategies in response to changes in business environment.

2.	Details of Stock Repurchase Program

(1)	Type of shares:

NHI common stock

(2)	Total number of shares authorized for repurchase:

Up to 100,000,000 shares

(Representing 5.0% of shares issued)

(3)	Total value of shares authorized for repurchase:

Up to 150 billion yen

Note:	Following approval by shareholders at the 99th Annual General Meeting of Shareholders to be held on June 26, 2003, NHI will be authorized to repurchase its stock until the time of completion of the General Meeting of Shareholders for the fiscal year ended March 2004.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

April 30, 2003

To: New York Stock Exchange

Notice of Shareholders’ Meeting Date and Proposed Dividend

We are pleased to notify to you that Nomura Holdings, Inc. has fixed the date to June 26, 2003 for the ordinary general meeting of shareholders for the fiscal year ended March 31, 2003. The proposed dividend for this fiscal year is 15 yen per share.

Nomura Holdings, Inc.

9-1 Nihonbashi 1-chome, Chuo-ku,

Tokyo 103-8645, Japan

TEL: 81-3-5255-1000

FAX: 81-3-5255-1064